Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BITE ACQUISITION CORP.

February 13, 2024

Bite Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.             The name of the Corporation is “Bite Acquisition Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 29, 2020 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (as amended, the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on February 11, 2021.

2.             This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate.

3.             This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.             The text of Sections 9.1(b), 9.2(d), and 9.7 are hereby amended and restated to read in full as follows:

9.1(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation does not complete its initial Business Combination within 24 months from the closing of the Offering; provided that the Company may extend such date (A) by up to an additional six months, to up to 30 months from the closing of the Offering, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account an amount determined by multiplying $0.05 by the number of public shares then outstanding, up to a maximum of $150,000 for each such one-month extension, until August 17, 2023,  and (B) thereafter by up to an additional six months, to up to 36 months from the closing of the Offering, provided that the Sponsor (or its affiliates or designees) will deposit into the Trust Account $75,000 for each such one-month extension until February 17, 2024, unless the closing of the Company’s initial business combination shall have occurred, for such extension in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination, and (C) thereafter by up to an additional six months, to up to 42 months from the closing of the Offering, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account an amount determined by multiplying $0.025 by the number of public shares then outstanding for each such one-month extension until August 17, 2024, or such earlier date as may be determined by the Board, and (iii) the redemption of Offering Shares properly tendered in connection with a stockholder vote to amend any provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or any affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

9.2(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, or within up to 42 months from the closing of the Offering, if the period of time to consummate an initial Business Combination is extended pursuant to Section 9.1(b), or such earlier date as may be determined by the Board, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Corporation but net of taxes payable and less up to $100,000 of interest to pay dissolution expenses, by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

9.7 If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to allow redemption in connection with the Corporation’s initial Business Combination or to redeem 100% of the Offering Shares if the Corporation does not complete an initial Business Combination by August 17, 2024 or with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay its taxes, divided by the number of the then outstanding Offering Shares.

IN WITNESS WHEREOF, Bite Acquisition Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

BITE ACQUISITION CORP.

By:	/s/ Alberto Ardura González
Name: Alberto Ardura González
Title: Chief Executive Officer